Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

5th J[redacted]

02042512

SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2002
WASH, D.C. 154 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

PROCESSED
JUL 1 5 2002
THOMSON FINANCIAL

Enclosure

Full Text Announcement

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:47 5 Jul 2002
Number	2717Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

   The Morgan Crucible Company plc

2. Name of shareholder having a major interest:

   Legal & General Investment Management Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   Beneficial interest of the shareholder named in 2 and its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   HSBC Global Custody Nominee (UK) Ltd A/c 775245 1,017,287 shares; HSBC Global Custody Nominee (UK) Ltd A/c 754612 250,000 shares; HSBC Global Custody Nominee (UK) Ltd A/c 360509 192,026 shares; HSBC Global Custody Nominee (UK) Ltd A/c 357206 5,291,229 shares; HSBC Global Custody Nominee (UK) Ltd A/c 130007 157,000 shares; HSBC Global Custody Nominee (UK) Ltd A/c 866203 171,000 shares.

5. Number of shares/amount of stock acquired:

   157,000

6. Percentage of issued class:

   0.068%

7. Number of shares/amount of stock disposed:

   N/A